UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GOLDEN STAR RESOURCES LTD.
 (Name of Issuer)

Common Stock, no par value
 (Title of Class of Securities)

38119T807
 (CUSIP Number)

December 31, 2019
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ] Rule 13d-1(b)

[    ] Rule 13d-1(c)

[    ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

SCHEDULE 15G
CUSIP No. 38119T807	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
CPMG, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,124,584

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
9,349,928

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,124,584

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, CO

SCHEDULE 15G
CUSIP No. 38119T807	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
R. KENT MCGAUGHY, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,124,584

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
9,349,928

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,124,584

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 15G
CUSIP No. 38119T807	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
JAMES W. TRAWEEK, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,124,584

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
9,349,928

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,124,584

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 15G
Page 5 of 9 Pages

Item 1(a).	Name of Issuer:

Golden Star Resources Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

150 King Street West, Suite 1200, Toronto, Ontario M5H 1J9, Canada

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

i)	CPMG, Inc. (“CPMG”);
ii)	R. Kent McGaughy, Jr. (“Mr. McGaughy”); and
iii)	James W. Traweek, Jr. (“Mr. Traweek”).

This statement relates to Shares (as defined herein) held for the accounts of Condire Resource Master Partnership, LP, a Cayman Islands exempted limited partnership, and Silver Teal, LP, a Texas limited partnership. CPMG serves as investment manager to Condire Resource Master Partnership, LP and Silver Teal, LP. Mr. McGaughy and Mr. Traweek are the sole shareholders and directors of CPMG.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

2000 McKinney Ave, Suite 2125, Dallas, Texas 75201

Item 2(c).	Citizenship:

i)	CPMG is a Texas corporation;
ii)	Mr. McGaughy is a United States citizen; and
iii)	Mr. Traweek is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, no par value (the “Shares”)

Item 2(e).	CUSIP Number:

38119T807

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),Check Whether the Person Filing is a:

(e) [X] An investment adviser in accordance with §240.13d-(b)(1)(ii)(E).
(g) [X] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2019, each of the Reporting Persons may be deemed the beneficial owner of 10,124,584 Shares. This includes 9,349,928 held for the account of Condire Resource Master Partnership, LP and 774,656 Shares held for the account of Silver Teal, LP, over which the Reporting Persons have only voting power.

SCHEDULE 15G
Page 6 of 9 Pages

Item 4(b)	Percent of Class:

As of December 31, 2019, each of the Reporting Persons may be deemed the beneficial owner of approximately 9.3%. (There were approximately 109,244,620 Shares outstanding as of October 30, 2019, according to Exhibit 99.1 to the Issuer’s Form 6-K, filed on October 30, 2019.)

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	10,124,584
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	9,349,928

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosures in Items 2 and 4 hereof. Condire Resource Master Partnership, LP and Condire Resource Partners, LP, a feeder fund to Condire Resource Master Partnership, LP, each is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 15G
Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPMG, Inc.

By:	/s/ John Bateman
Name: John Bateman
Title: Chief Operating Officer

R. KENT MCGAUGHY, JR.

By:	/s/ R. Kent McGaughy, Jr.

JAMES W. TRAWEEK, JR.

By:	/s/ James W. Traweek, Jr.

February 14, 2020

SCHEDULE 15G
Page 8 of 9 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	9

SCHEDULE 15G
Page 9 of 9 Pages

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Golden Star Resources Ltd. dated as of February 14, 2020 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

CPMG, Inc.

By:	/s/ John Bateman
Name: John Bateman
Title: Chief Operating Officer

R. KENT MCGAUGHY, JR.

By:	/s/ R. Kent McGaughy, Jr.

JAMES W. TRAWEEK, JR.

By:	/s/ James W. Traweek, Jr.

February 14, 2020